UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Collectors Universe, Inc.

(Name of Subject Company)

Cards Acquisition Inc.

(Offeror)

Cards Parent LP

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Amanda Hector

Cards Parent LP

c/o D1 Capital Partners L.P.

9 West 57th Street, 36th Floor

New York, NY 10019

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mark Treviño, Audra Cohen, Matthew Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Edward Ackerman Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$698,009,518	$76,152.84

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 9,058,657 shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”) issued and outstanding multiplied by the offer price of $75.25 per share, (ii) 42,660 Shares issuable pursuant to outstanding restricted stock unit awards of Collectors Universe multiplied by the offer price of $75.25 per share and (iii) 174,557 Shares issuable pursuant to outstanding performance stock unit awards of Collectors Universe multiplied by the offer price of $75.25 per share. The foregoing share figures have been provided by Collectors Universe and are as of December 10, 2020, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $76,152.84	Filing Party: Cards Acquisition Inc.
Form or Registration No: Schedule TO	Date Filed: December 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on December 17, 2020 by Cards Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned indirect subsidiary of Cards Parent LP (“Parent”), a Delaware limited partnership. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc. (“Collectors Universe”), a Delaware corporation, at a price of $75.25 per Share, without interest and subject to any required withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 17, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Item 11.	Additional Information.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by deleting the first sentence of the first paragraph of the subsection entitled “General” and replacing it with the following sentence:

“Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer.”

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following paragraph before the last paragraph of the subsection entitled “Antitrust Laws”:

“On December 23, 2020, the FTC and DOJ granted early termination of the waiting period under the HSR Act with respect to the Transactions. Accordingly, the HSR Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase.”

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following as a new subsection entitled “Certain Litigation Matters” after the subsection entitled “Stockholder Approval Not Required”:

“Certain Litigation Matters

On December 23 and 24, 2020, four lawsuits were filed by purported stockholders of Collectors Universe regarding the Offer and the Merger. The four lawsuits are captioned Hicks v. Collectors Universe, Inc., et al., Case No. 1:20-cv-10863 (S.D.N.Y.) (filed Dec. 23, 2020); Stefano v. Collectors Universe, Inc., Case No. 1:20-cv-10872 (S.D.N.Y.) (filed Dec. 23, 2020); Stein v. Collectors Universe, Inc., et al., Case No. 8:20-cv-02418 (C.D. Cal.) (filed Dec. 23, 2020); and Palkon v. Collectors Universe, Inc., et al., Case No. 2:20-cv-06487 (E.D. Pa.) (filed Dec. 24, 2020) (which we refer to collectively as the “Complaints”). Each of the Complaints names as defendants Collectors Universe and the members of the Collectors Universe Board, and the Stefano Complaint also names Parent and Purchaser as defendants. The Complaints generally allege violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and the Hicks Complaint also asserts a common law claim for breach of fiduciary duty against the members of the Collectors Universe Board. Additional lawsuits may be filed against Collectors Universe, the Collectors Universe Board, Parent and/or Purchaser in connection with the Offer, the Merger, the Schedule TO and/or the Schedule 14D-9.

The Complaints generally allege that the Schedule 14D-9 (as filed with the SEC on December 17, 2020) contains materially incomplete and misleading information concerning: (a) Collectors Universe’s financial projections; (b) the fairness opinion and financial analyses performed by Houlihan Lokey; and (c) the background and process leading up to the Merger, including the settlement agreement Collectors Universe entered into with Alta Fox Capital Management, LLC on September 29, 2020, and Deborah A. Farrington’s recusal from deliberations of the Collectors Universe Board in connection with approving the Transactions. The Stefano and Palkon Complaints also allege that the Schedule 14D-9 contains materially incomplete and misleading information (a) regarding Houlihan Lokey’s compensation and potential conflicts of interest and (b) as to whether Collectors Universe entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions.

The Complaints seek, among other things: (a) to enjoin the defendants from proceeding with the Offer or the Merger; (b) to cause the defendants to disseminate revised disclosures; (c) to rescind the Merger or recover damages in the event that the Merger is consummated; (d) a declaration that the respective defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (e) an award of costs of bringing the lawsuits, including reasonable attorneys’ and experts’ fees and expenses, in addition to the other relief. The parties believe the Complaints are without merit and intend to vigorously defend against the Complaints.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020
CARDS ACQUISITION INC.

	By:	/s/ Nathaniel S. Turner V
	Name:	Nathaniel S. Turner V
	Title:	President

CARDS PARENT LP

By: Cards Parent GP LLC
its General Partner

	By:	/s/ Nathaniel S. Turner V
	Name:	Nathaniel S. Turner V
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated December 17, 2020.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, published on December 17, 2020 in The New York Times.

(a)(1)(G)*	Press Release, dated November 30, 2020, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the U.S. Securities and Exchange Commission on December 7, 2020.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated November 30, 2020, by and among Collectors Universe, Parent and Purchaser, incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Collectors Universe with the U.S. Securities and Exchange Commission on December 1, 2020.

(d)(2)*	Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V.

(d)(3)*	D1 Capital Partners L.P. Form of Acknowledgement, dated October 28, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(4)*	Cohen Private Ventures, LLC Form of Acknowledgement, dated November 22, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(5)*	Equity Commitment Letter, dated November 30, 2020, by and between D1 Capital Partners Master LP and Parent.

(d)(6)*	Equity Commitment Letter, dated November 30, 2020, by and between CPV Investments VI, LLC and Parent.

(d)(7)*	Limited Guarantee, dated November 30, 2020, by D1 Capital Partners Master LP in favor of Collectors Universe.

(d)(8)*	Limited Guarantee, dated November 30, 2020, by CPV Investments VI, LLC in favor of Collectors Universe.

(d)(9)*	Back-to-Back Commitment Letter, dated November 30, 2020, by and between Nathaniel S. Turner V and CPV Investments VI, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.